MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators

Management Team invested in fund alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 1/31/13

Ticker: MUNDX
CUSIP: 62613P202
Inception Date: 9/3/2004
Holdings: 30
2012 Turnover: 29%
Net Assets: $16.0 million
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus

Avoid a Personal Fiscal Cliff with an IRA

An Individual Retirement Account or IRA lets individuals set money aside each year with earnings tax-deferred until withdrawals can begin at age 59 1/2.

Deferring taxes can be a powerful growth agent! Without an annual tax bill, all earnings can remain in an IRA during the accumulation phase, creating a bigger base of assets on which to compound any future potential growth.

Things to Know About IRA's

It's not too late to make a 2012 IRA contribution:
You may open a new IRA or contribute to an existing IRA for the 2012 tax year until April 15, 2013.

Contribution Amounts:
You may contribute up to $5,000 ($6,000 if you're age 50 or older) to your IRA for 2012. In 2013, this amount increases to $5,500 ($6,500 if you're age 50 or older).

Traditional vs. Roth IRA's:
Broadly speaking, contributions to a Traditional IRA may be tax-deductible or made with pre-tax dollars (consult IRS.gov or your tax professional for guidelines on your personal tax situation). Contributions to a Roth IRA are made with after-tax dollars. In both IRA's, earnings accumulate tax-deferred until withdrawal.

IRA's After Age 70 1/2:
You may not contribute to a Traditional IRA the year you turn 70 1/2 or older, but you may contribute to a Roth IRA or make rollover contributions to a Roth or Traditional IRA at any age.

Withdrawing from an IRA:
Investors may begin withdrawing from an IRA at age 59 1/2 (although exceptions apply, withdrawals before this age will

contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

be charged a 10% penalty in addition to any taxes due). Owners of a Traditional IRA *must* begin taking an annual withdrawal starting the year they turn 70 1/2, called the Required Minimum Distribution or RMD. There is no RMD for a Roth IRA.

IRA Rollover:
Investors may take funds from an existing retirement account, like a 401(k) from a previous job, and roll the assets into a traditional or Roth IRA.

Let Us Help With Your Nest Egg

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Call, email, or stop by our offices to learn more about IRA's, IRA Rollovers, and the Mundoval Fund. Or visit www.mundoval.com to find our IRA Account Application or Rollover IRA Account Application.



Tel: (858) 454-4837
Email: info@mundoval.com